Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (No. 333-262325) on Form S-8 of Local Bounti Corporation of our report dated July 16, 2021, relating to the consolidated financial statements of Local Bounti Corporation, appearing in this Annual Report on Form 10-K for the year ended December 31, 2021. As discussed in Note 3 to the consolidated financial statements, the 2020 consolidated financial statements have been adjusted related to the retroactive conversion of shares due to the Business Combination. We have not audited the adjustments to the 2020 consolidated financial statements for the retroactive conversion of shares due to the Business Combination, as described in Note 3.

/s/ RSM US LLP

San Francisco, California
March 30, 2022